BEACH ACQUISITION CO PARENT, LLC

c/o 3G Capital Partners

L.P. 600 Third Avenue,

37 Floor New York,

New York 10016

(212) 893-6727

July 29, 2025

VIA EDGAR AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, DC 20549

Attn: Jenny O’Shanick and Asia Timmons-Pierce

RE:	Beach Acquisition Co Parent, LLC

Amendment No. 1 to Registration Statement on Form S-4

Filed July 14, 2025

File No. 333-287891

Dear Ms. O’Shanick and Ms. Timmons-Pierce:

This letter sets forth the response of Beach Acquisition Co Parent, LLC (the “Registrant”) to the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), issued to the Registrant on July 28, 2025, with respect to the above-referenced Amendment No. 1 to the Registration Statement on Form S-4 (as amended, “Amendment No. 1”). In connection with this letter, an amendment to Amendment No. 1 ( “Amendment No. 2”) has been submitted to the Commission on the date hereof.

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Registrant. Unless otherwise indicated, all page references in the responses set forth below are to the pages of Amendment No. 2. Capitalized terms not otherwise defined in this response letter have the meanings given to them in Amendment No. 2.

Amendment No. 2 to Registration Statement on Form S-4

Cover Page

1.	We note your revisions in response to prior comment 6. Please reconcile your disclosure on the cover page that the Greenberg Stockholders would own approximately 3.8% and 15.5% of the beneficial ownership and voting power of Parent under the scenarios presented, with your other disclosure on pages 4 and 20 that they would own the same percentages of the issued and outstanding Parent Units. In this regard, we note your capital structure and the nature of the disparate voting rights of the Common Units and Class P Units.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has revised the disclosure on pages 4, 20, 61, 144 and 149 of Amendment No. 2.

Summary, page 17

2.	We note your revisions in response to prior comment 9. Please revise throughout to clarify how your Class P Units are entitled to 2.9655 votes per Class P Unit yet such voting rights are the equivalent of one vote for each Common Unit. In this regard, we note that this appears inconsistent with Section 2.01 of the Parent A&R LLCA, which states that each Common Unit will be entitled to one vote, while each Class P Unit shall be equivalent to 2.9655 Common Units.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has revised the disclosure on page 30 of Amendment No. 2.

Merger

Background of the Transaction, page 62

3.	We note your revisions in response to prior comment 16. Please address the part of that comment that requests revisions to discuss the Debt Financing and Equity Financing and the need to obtain additional financing for the Parent in this section.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has revised the disclosure on pages 64 and 73-75 of Amendment No. 2.

Recommendations of the Independent Committee and the Skechers Board; Skechers’ Reasons for the Transaction, page 78

4.	We note your revisions in response to prior comment 22. In the listing of factors on page 78, please discuss whether the Board and the Independent Committee considered the determination not to obtain a fairness opinion for the Mixed Election Consideration as a negative factor.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has revised the disclosure on page 79 of Amendment No. 2.

Directors and Management of Parent After Completion of the Transaction, page 140

5.	We note your revisions in response to prior comment 32. Please address the part of that comment that requests information required by Item 19(a)(7) of Form S-4. In this regard, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Alexandre Behring and Daniel Schwartz should serve as your directors. Further, please provide the information required by Items 402, 404 and 407(a) of Regulation S-K for these individuals.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has revised the disclosure on pages 142-143 and 146 of Amendment No. 2.

Ownership of Parent After the Merger, page 151

6.	We note your revisions in response to prior comment 33. Please revise to comply with Item 403 of Regulation S-K. Refer to Item 19(a)(5) of Form S-4. In this regard, please consider presenting tables assuming that (i) all holders of Legacy Shares elect the Mixed Election Consideration and (ii) no holders of Legacy shares elect the Mixed Election Consideration. Please include separate columns for (a) Common Units, (b) Class P Units and (c) total Parent Units that reflect both the expected beneficial ownership of such securities and total voting power.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has revised the disclosure on pages 155-156 of Amendment No. 2.

Material United States Federal Income Tax Consequences, page 152

7.	We note your disclosure that “Skechers and Parent intend that for U.S. federal income tax purposes, with respect to holders of Skechers Common Stock who elect to receive Mixed Election Consideration for any or all of their shares, the Merger qualify as a transaction described in Section 351 of the Code.” Please revise your disclosure to clearly identify and articulate the opinions being rendered as to the material federal tax consequences. If there is uncertainty regarding the tax treatment of the transactions, counsel may issue a “should” or “more likely than not” opinion to make clear that the opinion is subject to a degree of uncertainty, and explain why it cannot give a "will" opinion. Please provide appropriate risk factor and/or other disclosure setting forth the risks of uncertain tax treatment to investors. Refer to Staff Legal Bulletin No. 19. Please revise to disclose that such discussion is the opinion of Latham & Watkins LLP.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has revised the disclosure on pages 52 and 158-160 of Amendment No. 2.

Item 21. Exhibits and Financial Statement Schedules, page II-3

8.	We note that the financial advisor’s consent, previously filed as Exhibit 23.5, states that it “does not cover any future amendments to the Registration Statement.” Please have your financial advisor update its consent to also cover your amended registration statement filed on July 14, 2025.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has updated the financial advisor’s consent to also cover Amendment No. 1 filed on July 14, 2025.

* * * * *

If you have any questions, please do not hesitate to contact me at +1 212-893-6727 or AAfzal@3g-capital.com.

Very truly yours,

By:	/s/ Asna Afzal
Asna Afzal
President and Secretary

Cc:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

Scott A. Barshay, Esq.

Laura C. Turano, Esq.

Dotun O. Obadina, Esq.

John Kennedy, Esq.

Patricia Vaz de Almeida, Esq.

Latham & Watkins LLP

Steven B. Stokdyk, Esq.

Joshua M. Dubofsky, Esq.

Andrew Clark, Esq.